Exhibit 99.1

Hesai Group Reports Fourth Quarter and Full Year 2023 Unaudited Financial Results

Quarterly net revenues were RMB561.2 million (US$79.0 million),1 an increase of 37.1% year-over-year
Quarterly lidar shipments were 87,7362 units, an increase of 84.6% year-over-year
Full Year 2023 net revenues were RMB1,877.0 million (US$264.4 million), an increase of 56.1% year-over-year
Full Year 2023 lidar shipments were 222,116 units, an increase of 176.1% year-over-year

SHANGHAI, China, March 11, 2024 (GLOBE NEWSWIRE) -- Hesai Group (“Hesai” or the “Company”), (NASDAQ: HSAI), the global leader in three-dimensional light detection and ranging (lidar) solutions, today announced its unaudited financial results for the three months and full year ended December 31, 2023.

Operational Highlights

	Three months ended December 31, 2023	Full Year 2023
ADAS lidar shipments	80,428	194,910
Autonomous Mobility lidar shipments	7,308	27,206
Total lidar shipments	87,736	222,116

•	Q4 2023 ADAS lidar shipments were 80,428 units, representing an increase of 85.5% from 43,351 units in the corresponding period of 2022.

•	Q4 2023 Total lidar shipments were 87,736 units, representing an increase of 84.6% from 47,515 units in the corresponding period of 2022.

•	ADAS lidar shipments in the full year of 2023 were 194,910 units, representing an increase of 214.8% from 61,918 units in the corresponding period of 2022.

•	Total lidar shipments in the full year of 2023 were 222,116 units, representing an increase of 176.1% from 80,462 units in the corresponding period of 2022.

Management Remarks

“2023 was another record year for Hesai as we continued to substantially outperform our lidar peers and extend our leading market share. We delivered stellar full-year financial and operational results, including robust revenue growth, soaring shipments and solid blended gross margin, all surpassing our prior expectations. Furthermore, we achieved positive operating cash flow, being the only company in the lidar industry to reach that mark,” said Yifan “David” Li, Hesai’s Co-Founder and CEO. “The EV revolution is in full swing, reaching a key inflection point for ADAS and lidar adoption. Hesai is at the forefront of this rapid transformation. As the industry advances toward L2+/L3 autonomous driving systems, OEMs are eager to distinguish themselves through intelligent navigation on autopilot (NOA) functions and consumers are increasingly recognizing lidar as an indispensable safety feature, similar to airbags. Meanwhile, the widening accessibility of lidar across more affordable price categories, encompassing vehicles even priced near the RMB150,000 range, presents a transformative opportunity for us, unveiling a potential mass market 10-20 times larger than the previously served premium sector only. These catalysts significantly contribute to the accelerated adoption of lidar in the automotive industry. With market-leading lidar technologies and strategic partnerships worldwide, Hesai is poised to capitalize on the evolution of intelligent driving, reducing accidents, saving lives and creating a safer global transportation system.”

Dr. Li continued, “In a very disappointing external development, on January 31, 2024 the U.S. Department of Defense added Hesai to its 1260H list of ‘Chinese Military Companies’ without any explanation or justification. This action appears to be an outcome of a year-long media smear campaign and intense Capitol Hill lobbying effort by certain of our competitors, who have been steadily losing market share to Hesai due to our products’ superior performance and quality. We firmly believe this designation is unjust and capricious and are actively challenging it through legal channels. Our lidars are designed for civilian commercial use only. They do not meet military specifications and they are incapable of collecting or transmitting surveillance data. Furthermore, Hesai operates independently of governmental ownership or control of any country, including China. Despite these facts, this designation has significantly harmed our reputation, impeded certain business opportunities, and hurt our share price, which fell 30% after the 1260H designation. Nevertheless, we remain undaunted in our commitment to advancing the global lidar industry and reducing traffic fatalities.”

Louis T. Hsieh, Hesai’s Global CFO, added, “We achieved unprecedented milestones in 2023, affirming and extending our leadership of the global lidar market. For 2023, we delivered record-high net revenues of RMB1,877.0 million (US$264.4 million), an impressive increase of 56.1% from the previous year. Meanwhile, we achieved a full-year blended gross margin of 35.2% and delivered positive operating cash flow for the first year. Our 2023 total lidar shipments topped 222,000, up 176.1% year-over-year, and our cumulative lidar shipments exceeded 300,000 units, making Hesai the first automotive lidar company to hit this milestone.”

Mr. Hsieh continued, “Entering 2024, we expect lower first quarter revenues reflecting a significant slowdown in our robotaxi business compared to last year and the traditional seasonal pull-forward effect to the fourth quarter in China’s automotive industry, as well as the temporary decrease in demand during the two-week Chinese New Year holiday in February. As ADAS lidar shipments accelerate, our revenue mix will transition from autonomous-mobility-led (including robotaxi and industrial robotics) to ADAS-led in 2024. ADAS revenues are projected to increase from below 40% of our revenues in 2023 to approximately 60% in 2024. The first quarter of 2024 will be the transitioning quarter with steady growth in robotics and strong growth in ADAS, where we are targeting shipment of 50,000 lidars for the quarter, an approximately 50% increase over last year, accompanied by a drop in robotaxi contribution. Thereafter, our outlook for 2024 is highly optimistic, driven by the addition of 13 SOP vehicle models and 6 SOP ADAS OEM customers in the second quarter of 2024 based on our customers’ order forecasts. We believe this will lead to an approximate 3x quarter-over-quarter increase in total lidar shipments, or about 150,000 units, in the second quarter of 2024. We expect the third and fourth quarters orders to jump even further to about 200,000 units per quarter, a 4x increase from our expected first quarter shipments. By the end of 2024, we expect to be SOP with 12 ADAS OEMs covering approximately 40 vehicle models. Our revenue guidance for full-year 2024 stands firm in the range of USD$400-450 million, an increase of 50-70% year-over-year.”

Business Developments

•	Business Updates:

o	Global:

▪	Selected by two top global automotive OEMs to provide ADAS lidars for their new EV model series production programs.

▪	Currently engaged in 13 RFI/RFQ discussions with 9 leading global OEMs from North America, Europe, and Asia ex-China.

o	Domestic:

▪	Expanded collaboration with one of the world's largest EV manufacturers, based in China, which encompasses a new lineup of vehicle models set to debut starting in 2024.

▪	Recently selected by Li Auto as the exclusive lidar provider for their MEGA MPV platform. Li Auto also made ADAS standard equipment on their popular L7 and L8 Pro versions, immediately adding hundreds of thousands of lidar units to Hesai’s growing order book.

▪	Recently deepened cooperation and forged strategic partnerships with Great Wall Motor, one of China's largest auto brands, and Leapmotor, who has recently formed a joint venture with Stellantis, including joint research and the integration of a variety of lidars into their vehicle models, with SOP scheduled in 2024.

o	The Company has secured ADAS design wins with 16 OEMs and Tier 1 suppliers globally across more than 60 vehicle models.

•	Product Updates: Announced next-generation flagship product, the AT512 ultra-long-range ADAS lidar, boasting industry-record performance across every key metric including a detection range of over 300 meters at 10% reflectivity and image quality with a point rate of 12.3 million points per second. AT512 is expected to commence mass production in 2025. Also, the Company’s groundbreaking ultra-thin long-range in-cabin lidar, ET25, won the prestigious 2024 Innovation Award at CES in Las Vegas.

Financial Highlights for the Fourth Quarter of 2023

(in RMB millions, except for per ordinary share data and percentage)

	Q4 2023	Q4 2022	% Change
Net revenues	561.2	409.2	37.1%
Gross margin	41.2%	30.0%
Loss from operations	(162.8)	(140.1)	16.2%
Non-GAAP[3] loss from operations	(122.3)	(115.0)	6.3%
Net loss	(140.9)	(135.3)	4.1%
Non-GAAP net loss	(100.3)	(110.2)	-9.0%
Net loss attributable to ordinary shareholders	(140.9)	(135.7)	3.8%
Net loss per ordinary share-basic and diluted	(1.11)	(1.18)	-5.9%
Non-GAAP net loss per ordinary share – basic and diluted	(0.79)	(0.95)	-16.8%

•	Net revenues were RMB561.2 million (US$79.0 million) for the fourth quarter of 2023, representing an increase of 37.1% from the same period of 2022. Product revenues were RMB530.5 million (US$74.7 million) for the fourth quarter of 2023, representing an increase of 31.2% from RMB404.3 million for the same period of 2022. The year-over-year increase was mainly attributable to increased demand and shipments for both Autonomous Mobility and ADAS lidar products. Service revenues were RMB30.7 million (US$4.3 million) for the fourth quarter of 2023, representing an increase of 526.5% from RMB4.9 million for the same period of 2022. The year-over-year increase was mainly attributable to increased solutions revenues.

•	Cost of revenues was RMB329.7 million (US$46.4 million) for the fourth quarter of 2023, representing an increase of 15.2% from RMB286.3 million for the same period of 2022. The year-over-year increase was due to increased shipments of lidar products, partially offset by the decrease in unit cost.

•	Gross margin was 41.2% for the fourth quarter of 2023, compared with 30.0% for the same period of 2022. The increase in gross margin was mainly attributable to greater economies of scale in production as our ADAS products were in an early ramp-up stage in 2022.

•	Sales and marketing expenses were RMB49.7 million (US$7.0 million) for the fourth quarter of 2023, representing an increase of 20.0% from RMB41.4 million for the same period of 2022. The year-over-year increase was mainly due to increased payroll and share-based compensation expenses of RMB3.4 million (US$0.5 million) attributable to an expanded sales and marketing team.

•	General and administrative expenses were RMB133.4 million (US$18.8 million) for the fourth quarter of 2023, representing an increase of 180.3% from RMB47.6 million for the same period of 2022. The year-over-year increase was mainly driven by an increase in payroll and share-based compensation expenses of RMB19.1 million (US$2.7 million), an increase in credit loss of RMB45.4 million (US$6.4 million) and an increase in professional service expenses of RMB14.0 million (US$2.0 million).

•	Research and development expenses were RMB228.5 million (US$32.2 million) for the fourth quarter of 2023, representing an increase of 27.8% from RMB178.8 million for the same period of 2022. The year-over-year increase was mainly due to increased payroll and share-based compensation expenses of RMB32.2 million (US$4.5 million) attributable to higher R&D headcount and increased material cost of RMB21.8 million (US$3.1 million).

•	Loss from operations was RMB162.8 million (US$22.9 million) for the fourth quarter of 2023, representing an increase of 16.2% from RMB140.1 million from the same period of 2022. Excluding share-based compensation expenses, non-GAAP loss from operations was RMB122.3 million (US$17.2 million) for the fourth quarter of 2023, compared with RMB115.0 million for the same period of 2022.

•	Net loss was RMB140.9 million (US$19.8 million) for the fourth quarter of 2023, compared with RMB135.3 million for the same period of 2022. Excluding share-based compensation expenses, non-GAAP net loss was RMB100.3 million (US$14.1 million) in the fourth quarter of 2023, compared with RMB110.2 million for the same period of 2022.

•	Net loss attributable to ordinary shareholders of Hesai was RMB140.9 million (US$19.8 million) for the fourth quarter of 2023, compared with RMB135.7 million for the same period of 2022. Excluding share-based compensation expenses and deemed dividends, non-GAAP net loss attributable to ordinary shareholders of Hesai was RMB100.3 million (US$14.1 million) for the fourth quarter of 2023, compared with RMB110.2 million for the same period of 2022.

•	Basic and diluted net loss per ordinary share were both RMB1.11 (US$0.16) for the fourth quarter of 2023. Excluding share-based compensation expenses and deemed dividends, non-GAAP basic net loss per ordinary share and non-GAAP diluted net loss per ordinary share were both RMB0.79 (US$0.11) for the fourth quarter of 2023.

•	Cash and cash equivalents, restricted cash and short-term investments were RMB3,144.1 million (US$442.8 million) as of December 31, 2023, compared with RMB3,207.1 million as of September 30, 2023.

Financial Highlights for the Full Year of 2023

(in RMB millions, except for per ordinary share data and percentage)

	FY2023	FY2022	% Change
Net revenues	1,877.0	1,202.7	56.1%
Gross margin	35.2%	39.2%
Loss from operations	(571.6)	(378.2)	51.1%
Non-GAAP[4] loss from operations	(337.0)	(273.0)	23.4%
Net loss	(476.0)	(300.8)	58.2%
Non-GAAP net loss	(241.3)	(195.5)	23.4%
Net loss attributable to ordinary shareholders	(476.0)	(747.2)	-36.3%
Net loss per ordinary share-basic and diluted	(3.81)	(6.47)	-41.1%
Non-GAAP net loss per ordinary share – basic and diluted	(1.93)	(1.70)	13.5%

•	Net revenues were RMB1,877.0 million (US$264.4 million) for the full year of 2023, representing an increase of 56.1% from the prior year. Product revenues were RMB1,767.2 million (US$248.9 million) for the full year of 2023, representing an increase of 53.4% from RMB1,151.9 million from the prior year. The year-over-year increase was mainly attributable to increased demand and shipments for both Autonomous Mobility and ADAS lidar products. Service revenues were RMB109.8 million (US$15.5 million) for the full year of 2023, representing an increase of 116.1% from RMB50.8 million for the prior year. The year-over-year increase was mainly attributable to increased solutions revenues and extended warranty service, partially offset by a decrease in non-recurring engineering service.

•	Cost of revenues was RMB1,215.6 million (US$171.2 million) for the full year of 2023, representing an increase of 66.4% from RMB730.7 million for the prior year. The year-over-year increase was due to increased shipments of lidar products, partially offset by the decrease in unit cost.

•	Gross margin was 35.2% for the full year of 2023, compared with 39.2% for the prior year. The decrease in gross margin was mainly attributable to increased shipments of lower-priced ADAS lidar products.

•	Sales and marketing expenses were RMB148.8 million (US$21.0 million) for the full year of 2023, representing an increase of 42.0% from RMB104.8 million for the prior year. The year-over-year increase was mainly due to increased payroll and share-based compensation expenses of RMB24.9 million (US$3.5 million) attributable to an expanded sales and marketing team.

•	General and administrative expenses were RMB320.1 million (US$45.1 million) for the full year of 2023, representing an increase of 59.3% from RMB201.0 million for the prior year. The year-over-year increase was mainly driven by an increase in professional service expenses of RMB46.5 million (US$6.6 million), as well as an increase in payroll and share-based compensation expenses of RMB45.4 million (US$6.4 million).

•	Research and development expenses were RMB790.5 million (US$111.3 million) for the full year of 2023, representing an increase of 42.4% from RMB555.2 million for the prior year. The year-over-year increase was mainly due to increased payroll and share-based compensation expenses of RM216.0 million (US$30.4 million) attributable to higher R&D headcount, and an increased material cost of RMB19.6 million (US$2.8 million).

•	Loss from operations was RMB571.6 million (US$80.5 million) for the full year of 2023, representing an increase of 51.1% from RMB378.2 million from the prior year. Excluding share-based compensation expenses, non-GAAP loss from operations was RMB337.0 million (US$47.5 million) for the full year of 2023, compared with RMB273.0 million for the prior year.

•	Net loss was RMB476.0 million (US$67.0 million) for the full year of 2023, compared with RMB300.8 million for the prior year. Excluding share-based compensation expenses, non-GAAP net loss was RMB241.3 million (US$34.0 million) in the full year of 2023, compared with RMB195.5 million for the prior year.

•	Net loss attributable to ordinary shareholders of Hesai was RMB476.0 million (US$67.0 million) for the full year of 2023, compared with RMB747.2 million for the prior year. Excluding share-based compensation expenses and deemed dividends, non-GAAP net loss attributable to ordinary shareholders of Hesai was RMB241.3 million (US$34.0 million) for the full year of 2023, compared with RMB195.5 million for the prior year.

•	Basic and diluted net loss per ordinary share were both RMB3.81 (US$0.54) for the full year of 2023. Excluding share-based compensation expenses and deemed dividends, non-GAAP basic net loss per ordinary share and non-GAAP diluted net loss per ordinary share were both RMB1.93 (US$0.27) for the full year of 2023.

Business Outlook

For the first quarter of 2024, the Company expects net revenues to be between RMB320 million (US$45.1 million) and RMB350 million (US$49.3 million), representing a year-over-year decrease of approximately 18.6% to 25.6%. As explained in the management remarks, the decrease in first-quarter revenues is primarily attributable to the slow down in the robotaxi business compared to last year. With expected strong demand from ADAS and sustained growth in robotics revenues, we project a return to robust revenue growth in the second quarter and the remainder of 2024.

The above outlook is based on current market conditions and reflects the Company’s preliminary estimates of market and operating conditions and customer demand, which are all subject to change.

Conference Call

The Company’s management will host an earnings conference call at 9:00 PM U.S. Eastern Time on March 11, 2024 (9:00 AM Beijing/Hong Kong Time on March 12, 2024).

For participants who wish to join the call by phone, please access the link provided below to complete the pre-registration process and dial in 5 minutes prior to the scheduled call start time. Upon registration, each participant will receive dial-in details to join the conference call.

Event Title:	Hesai Group Fourth Quarter and Full Year 2023 Earnings Conference Call
Pre-registration Link:	https://s1.c-conf.com/diamondpass/10037377-7whh6d.html

Additionally, a live and archived webcast of the conference call will be available on the Company’s investor relations website at https://investor.hesaitech.com.

A replay of the conference call will be accessible approximately an hour after the conclusion of the call until March 19, 2024, by dialing the following telephone numbers:

United States:	+1-855-883-1031
International:	+61-7-3107-6325
Hong Kong, China:	800-930-639
China Mainland:	400-120-9216
Replay PIN:	10037377

About Hesai

Hesai is the global leader in three-dimensional light detection and ranging (lidar) solutions. The Company’s lidar products enable a broad spectrum of applications across passenger and commercial vehicles with advanced driver assistance systems (ADAS) and autonomous vehicle fleets (autonomous mobility). Hesai's technology also empowers robotics applications such as last-mile delivery robots and logistics robots in restricted areas. The Company’s commercially validated solutions are backed by superior research and development capabilities across optics, mechanics, electronics, and software. Hesai integrates lidar designs with an in-house manufacturing process, facilitating rapid product development while ensuring high performance, consistent quality and affordability. Hesai has established strong relationships with leading automotive OEMs, autonomous vehicle, and robotics companies worldwide, covering over 40 countries as of December 31, 2023.

Use of Non-GAAP Financial Measures

To supplement Hesai's consolidated financial results presented in accordance with GAAP, Hesai uses the following measures defined as non-GAAP financial measures by the SEC: loss from operation excluding share-based compensation expenses, net income excluding share-based compensation expenses, net income attributable to ordinary shareholders excluding share-based compensation and deemed dividends, and per ordinary share net income attributable to ordinary shareholders excluding share-based compensation and deemed dividends. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the tables captioned “Unaudited Reconciliations of GAAP and non-GAAP Results” set forth at the end of this release.

Hesai believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance and liquidity by excluding share-based compensation expenses and deemed dividends that may not be indicative of its operating performance from a cash perspective. Hesai believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management's internal comparisons to Hesai's historical performance and liquidity. Hesai believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of using these non-GAAP measures is that they exclude share-based compensation expenses and deemed dividends that have been and will continue to be for the foreseeable future a significant recurring expense in our business. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables have more details on the reconciliations between GAAP financial measures that are most directly comparable to non-GAAP financial measures.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars and from U.S. dollars to RMB are made at a rate of RMB7.0999 to US$1.00, the exchange rate on December 29, 2023, set forth in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or U.S. dollar amounts referenced could be converted into U.S. dollars or RMB, as the case may be, at any particular rate or at all.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident,” “potential,” “continue” or other similar expressions. Among other things, the business outlook and quotations from management in this announcement, as well as the Company’s strategic and operational plans, contain forward-looking statements. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s goals and strategies; the Company’s future business development, financial condition and results of operations; expected changes in the Company’s revenues, costs or expenditures; the trends in, expected growth and the market size of the ADAS, autonomous mobility and robotics industries; the market for and adoption of lidar and related technology; the Company’s ability to produce high-quality products with wide market acceptance; the success of the Company’s customers in developing and commercializing products using its solutions, and the market acceptance of those products; the Company’s ability to introduce new products that meet its customers’ requirement; the Company’s expectations regarding the effectiveness of its marketing initiatives and the relationship with its third-party partners; competition in the Company’s industry; the Company’s ability to recruit and retain qualified personnel; relevant government policies and regulations relating to the Company’s industry; the Company’s ability to protect its systems and infrastructures from cyber-attacks; general economic and business conditions globally and in China; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

In China:
Hesai Group
Yuanting “YT” Shi, Investor Relations Director
Email: ir@hesaitech.com

Piacente Financial Communications
Jenny Cai
Tel: +86 (10) 6508-0677
Email: hesai@tpg-ir.com

In the United States:
Piacente Financial Communications
Brandi Piacente
Tel: +1-212-481-2050
Email: hesai@tpg-ir.com

HESAI GROUP

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(All amounts in thousands, except share and per share data and otherwise noted)

	As of
	December 31, 2022	December 31, 2023
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	913,277	1,554,583	218,958
Restricted cash	-	3,541	499
Short-term investments	945,865	1,586,005	223,384
Accounts receivable	484,586	544,506	76,692
Contract assets	13,058	-	-
Amounts due from related parties	5,021	5,015	706
Inventories	646,852	495,877	69,843
Prepayments and other current assets	126,452	208,067	29,306
Total current assets	3,135,111	4,397,594	619,388
Non-current assets:
Property and equipment, net	504,953	871,611	122,764
Long-term investments	31,856	31,812	4,481
Intangible assets, net	20,600	78,730	11,089
Land-use rights, net	41,606	40,743	5,738
Goodwill	3,823	-	-
Right-of-use assets	44,349	151,871	21,391
Other non-current assets	57,098	90,168	12,700
Total non-current assets	704,285	1,264,935	178,163
TOTAL ASSETS	3,839,396	5,662,529	797,551
LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ DEFICIT
Current liabilities:
Short-term borrowings	-	109,900	15,479
Note payable	-	7,255	1,022
Accounts payable	206,681	269,439	37,950
Contract liabilities	40,378	79,925	11,257
Amounts due to related parties	334,283	340,051	47,895
Accrued warranty liability	17,694	28,425	4,004
Accrued expenses and other current liabilities	356,502	500,107	70,439
Total current liabilities	955,538	1,335,102	188,046
Non-current liabilities:
Long-term borrowings	18,472	285,898	40,268
Deferred tax liabilities	439	-	-
Lease liabilities	10,139	119,413	16,819
Other non-current liabilities	13,075	59,813	8,424
Total non-current liabilities	42,125	465,124	65,511
TOTAL LIABILITIES	997,663	1,800,226	253,557
Mezzanine equity:
Redeemable shares	5,986,910	-	-

Shareholders’ Deficit:
Class A Ordinary shares	19	19	3
Class B Ordinary shares	20	67	9
Additional paid-in capital	-	7,423,862	1,045,629
Subscription receivables	(310,227)	(292,721)	(41,229)
Accumulated other comprehensive income (loss)	(3,608)	38,425	5,412
Accumulated deficit	(2,831,381)	(3,307,349)	(465,830)
TOTAL SHAREHOLDERS’ DEFICIT	(3,145,177)	3,862,303	543,994
TOTAL LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ DEFICIT	3,839,396	5,662,529	797,551

HESAI GROUP

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
(All amounts in thousands, except share and per share data and otherwise noted)

	Three months ended December 31,
	2022	2023
	RMB	RMB	US$
Net revenues	409,185	561,184	79,041
Cost of revenues	(286,344)	(329,717)	(46,440)
Gross profit	122,841	231,467	32,601
Operating expenses:
Sales and marketing expenses	(41,362)	(49,661)	(6,995)
General and administrative expenses	(47,627)	(133,409)	(18,790)
Research and development expenses	(178,817)	(228,476)	(32,180)
Other operating income, net	4,869	17,245	2,429
Total operating expenses	(262,937)	(394,301)	(55,536)
Loss from operations	(140,096)	(162,834)	(22,935)
Interest income	9,450	30,789	4,337
Interest expense	-	(833)	(117)
Foreign exchange loss, net	(4,572)	(7,289)	(1,027)
Other loss, net	(78)	-	-
Net loss before income tax and share of loss in equity method investments	(135,296)	(140,167)	(19,742)
Income tax benefit/(loss)	22	(733)	(103)
Share of loss in equity method investment	(11)	(11)	(2)
Net loss	(135,285)	(140,911)	(19,847)
Deemed dividend	(398)	-	-
Net loss attributable to ordinary shareholders of the Company	(135,683)	(140,911)	(19,847)
Net loss per share:
Basic and diluted	(1.17)	(1.11)	(0.16)
Weighted average ordinary shares used in calculating net loss per share:
Basic and diluted	115,534,593	126,492,417	126,492,417
Net loss	(135,285)	(140,911)	(19,847)
Other comprehensive loss, net of tax of nil:
Foreign currency translation adjustments	2,690	(11,216)	(1,580)
Comprehensive loss, net of tax of nil	(132,595)	(152,127)	(21,427)

HESAI GROUP

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS-continued

(All amounts in thousands, except share and per share data and otherwise noted)

	Year ended December 31,
	2022	2023
	RMB	RMB	US$
Net revenues	1,202,670	1,876,989	264,368
Cost of revenues	(730,684)	(1,215,611)	(171,215)
Gross profit	471,986	661,378	93,153
Operating expenses:
Sales and marketing expenses	(104,835)	(148,798)	(20,958)
General and administrative expenses	(201,007)	(320,144)	(45,091)
Research and development expenses	(555,179)	(790,547)	(111,346)
Other operating income, net	10,817	26,520	3,735
Total operating expenses	(850,204)	(1,232,969)	(173,660)
Loss from operations	(378,218)	(571,591)	(80,507)
Interest income	58,735	99,813	14,058
Interest expense	-	(3,069)	(432)
Foreign exchange gain/(loss), net	20,858	(452)	(64)
Other income/(loss), net	(2,161)	34	5
Net loss before income tax and share of loss in equity method investments	(300,786)	(475,265)	(66,940)
Income tax benefit/(expense)	66	(658)	(93)
Share of loss in equity method investment	(45)	(45)	(6)
Net loss	(300,765)	(475,968)	(67,039)
Deemed dividend	(446,420)	-	-
Net loss attributable to ordinary shareholders of the Company	(747,185)	(475,968)	(67,039)
Net loss per share:
Basic and diluted	(6.47)	(3.81)	(0.54)
Weighted average ordinary shares used in calculating net loss per share:
Basic and diluted	115,534,593	124,783,013	124,783,013
Net loss	(300,765)	(475,968)	(67,039)
Other comprehensive loss, net of tax of nil:
Foreign currency translation adjustments	(12,073)	42,033	5,920
Comprehensive loss, net of tax of nil	(312,838)	(433,935)	(61,119)

HESAI GROUP

UNAUDITED RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS
(All amounts in thousands, except share and per share data and otherwise noted)

	Three months ended December 31,
	2022	2023
	RMB	RMB	US$
Loss from operations	(140,096)	(162,834)	(22,935)
Add: Share-based compensation expenses, net of tax	25,078	40,567	5,714
Non-GAAP loss from operations	(115,018)	(122,267)	(17,221)

Net loss	(135,285)	(140,911)	(19,847)
Add: Share-based compensation expenses, net of tax	25,078	40,567	5,714
Non-GAAP net loss	(110,207)	(100,344)	(14,133)

Net loss attributable to ordinary shareholders of the Company	(135,683)	(140,911)	(19,847)
Add: Share-based compensation expenses, net of tax	25,078	40,567	5,714
Add: Deemed dividend	398	-	-
Non-GAAP net loss attributable to ordinary shareholders of the Company	(110,207)	(100,344)	(14,133)

Loss per share: Basic and diluted	(1.17)	(1.11)	(0.16)
Add: Share-based compensation expenses, net of tax	0.22	0.32	0.05
Add: Deemed dividend	-	-	-
Non-GAAP net loss per ordinary share – basic and diluted	(0.95)	(0.79)	(0.11)

HESAI GROUP

UNAUDITED RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS-continued
(All amounts in thousands, except share and per share data and otherwise noted)

	Year ended December 31,
	2022	2023
	RMB	RMB	US$
Loss from operations	(378,218)	(571,591)	(80,507)
Add: Share-based compensation expenses, net of tax	105,219	234,624	33,046
Non-GAAP loss from operations	(272,999)	(336,967)	(47,461)

Net loss	(300,765)	(475,968)	(67,039)
Add: Share-based compensation expenses, net of tax	105,219	234,624	33,046
Non-GAAP net loss	(195,546)	(241,344)	(33,993)

Net loss attributable to ordinary shareholders of the Company	(747,185)	(475,968)	(67,039)
Add: Share-based compensation expenses, net of tax	105,219	234,624	33,046
Add: Deemed dividend	446,420	-	-
Non-GAAP net loss attributable to ordinary shareholders of the Company	(195,546)	(241,344)	(33,993)

Loss per share: Basic and diluted	(6.47)	(3.81)	(0.54)
Add: Share-based compensation expenses, net of tax	0.91	1.88	0.26
Add: Deemed dividend	3.86	-	-
Non-GAAP net loss per ordinary share – basic and diluted	(1.70)	(1.93)	(0.28)

1 All translations from RMB to USD for the fourth quarter and year-end of 2023 were made at the exchange rate of RMB7.0999 to US$1.00, the exchange rate on December 29, 2023, set forth in the H.10 statistical release of the Federal Reserve Board.

2 Hesai commenced volume shipments of ADAS lidar in July 2022.

3 See “Use of Non-GAAP measures” and “Unaudited reconciliation of GAAP and Non-GAAP results” included in this release for further details.

4 See “Use of Non-GAAP measures” and “Unaudited reconciliation of GAAP and Non-GAAP results” included in this release for further details.